Press Release

GreenPower Initiates Share Consolidation as Part of Recently
Announced Strategic Initiatives

Vancouver, Canada August 26, 2020 - GreenPower Motor Company Inc. (TSXV: GPV) (OTCQB: GPVRF) ("Company") today announced, in support of its recently announced strategic initiatives, that it will proceed with the consolidation of the common shares of the Company (each, a "Share") on the basis of seven (7) pre-consolidation Shares for one (1) post-consolidation Share (the "Consolidation"). The Consolidation will become effective at the opening of the market on August 28, 2020. The new CUSIP number is 39540E302.

Currently, a total of 113,442,373 Shares are issued and outstanding. Accordingly, if the Consolidation is put into effect, a total of 16,206,053 Shares, subject to adjustments for rounding, would be issued and outstanding, assuming there are no other changes in the issued capital of the Company. There is currently no maximum number of authorized Shares. There is no name change in conjunction with the Consolidation.

Computershare Investor Services Inc. ("Computershare") will mail letters of transmittal to the shareholders providing instructions on exchanging pre-Consolidation share certificates for post-Consolidation share certificates. Shareholders are encouraged to send their share certificates, together with their letter of transmittal, to Computershare in accordance with the instructions in the letter of transmittal.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, a cargo van and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.  GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com

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